June 27, 2019 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance 100 F. Street, N.E. Washington, D.C. 20549

Re: INmune Bio Inc. (the “Company”) Registration Statement on Form S-1 File No. 333-232236

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m. on Tuesday July 2, 2019, or as soon thereafter as is practicable.

Very truly yours, INMUNE BIO INC.

By:	/s/ David Moss
David Moss
Chief Financial Officer